Exhibit 1.04

CDC Games Launches Major Upgrade of Its Yulgang Online Game
CDC Games Reaches Milestone of 100 Million Registered Users

BEIJING — Aug. 28, 2007 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and a pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, announced today that it has launched Yulgang v180, the highly anticipated, upgraded version of the widely popular free-to-play, pay-for-merchandise online game in China.

“Two years after we helped pioneer the ‘free-to-play, pay-for-merchandise’ model in China, we are very pleased to see Yulgang maintaining a strong base of loyal users and continuing to expand the depth of its features,” said Xiaowei Chen, Ph.D., president of CDC Games. “We actively seek feedback from our players and we use this knowledge to periodically upgrade the game with new features that enhance and refresh the game experience, and attract more loyal players to the game. In fact, we just held a meet-the-players event this month and the feedback on v180 was highly enthusiastic. Leveraging our close relationship with our players, we will continue to satisfy game players’ diversified and evolving tastes.”

Yulgang v180 significantly expands the maximum size of the clans and enhances cohesion among clan members. The updated clan feature further enhances the virtual community aspects of Yulgang which CDC Games believes has the potential to improve ARPU (average revenue per user).

Players can now equip themselves with a wide variety of new and stylish armors, uniforms and dresses that can make each clan unique. The newly added merchandise enables clan members to quickly identify each other and also facilitates the formation of teams. Players, with different skill sets and skill levels, can form teams to tackle newly added game objectives that are specifically designed for team work. They can also explore new maps, such as the visually stunning “North Sea Ice Palace.” These new functions and features further enable players to bond and form cohesive teams and lasting friendships. The upgrade also adds another powerful game level, accompanied by a large selection of new virtual weapons and stylish merchandise, for the more advanced players.

Since its commercial launch in July 2005 in China, Yulgang continues to grow in popularity with more than 52.7 million registered users as of June 30, 2007. This brings the total registered users of all online games in the CDC Games portfolio to more than 100 million.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. CDC Games Studio recent investments include Gorilla Banana and Mgame, the developer of Yulgang, in Korea, and Auran, the developer of “Fury”, which received the “Most Surprising” award at the 2006 E3, in Australia. In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) to launch new games internationally and to position CDC Games as a global publisher of online games. CGI will launch several new games in southeast Asia, and has additional plans for launching new games in other targeted global markets including Japan and North America, both directly and through sub-licensing agreements,. For more information on CDC Games, visit: www.cdcgames.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the future growth by CDC Games, the development of new online games, the continued growth and success of Yulgang, the ability to launch additional online games, the ability of CGI to launch new games internationally and to position CDC Games as a global publisher of online games and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the future growth of the online gaming industry, delays in development of online games, the ability to make investments in development partners, the ability of development partners to utilize any investment to build online games for the China market, and competitive products and technology. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations
Scot McLeod
CDC Software
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations
Monish Bahl
CDC Corporation
678-259-8510
Email: mbahl@cdcsoftware.com